Exhibit 99(a)(1)(B)
Memorandum

To:	Option Holder
From:	Kelly A. Anderson
Date:	June 20, 2007
Re:	Tender Offer

      Allied Capital Corporation is offering optionees who, as of June 20, 2007, hold vested stock options with exercise prices below the Weighted Average Market Price of the stock (or “in-the-money”options) granted under the Allied Capital Corporation Amended Stock Option Plan, as amended (the “Plan”), the opportunity to receive cash and common stock in exchange for their voluntary cancellation of their vested stock options.
      In order to increase share ownership among its officers and directors and in order to increase the number of stock options available for future grant under the Plan, the Company is offering all optionees under the Plan the opportunity to voluntarily cancel some or all of their vested in-the-money stock options in exchange for an option cancellation payment (“OCP”) equal to the in-the-money value, which would be paid one-half in cash and one-half in unregistered shares of the Company’s common stock by means of a tender offer. The details of the offer are set forth in the attached documents. Please review the enclosed carefully. A summary of terms of the offer to exchange options is provided in a question and answer format. For additional information or assistance, you should contact Kelly Anderson at Allied Capital Corporation at (202) 721-6112.
      To make your election to accept or reject this offer, you must make your election, sign the Election Form and deliver the Election Form & Schedule to Kelly Anderson at Allied Capital Corporation such that it is received on or before the Expiration Date. The Election Form may be sent via mail, email, courier, facsimile or personal delivery to our offices at 1919 Pennsylvania Avenue, N.W., Washington, D.C. 20006, fax number (202) 721-6101. Election Forms must be physically received by Kelly Anderson before 11:59 p.m., Eastern Time, on July 18, 2007 (or a later expiration date if we extend the offer). If you deliver your Election Form by email or facsimile, you must deliver the original Election Form to Kelly Anderson by no later than July 20, 2007.